Exhibit 12.1

LADENBURG THALMANN FINANCIAL SERVICES INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges

Loss before income taxes	$(14,892)	$(12,302)	$(10,090)	$(17,604)	$(19,244)
Add: Fixed charges	26,741	7,814	4,344	4,999	5,559

Income (loss) before income taxes and fixed charges	$11,849	$(4,488)	$(5,746)	$(12,605)	$(13,685)

Fixed Charges:
Total interest expense	$24,541	$6,543	$3,241	$3,977	$4,534
Interest factor in rents (1)	2,200	1,271	1,103	1,022	1,025

Total fixed charges	$26,741	$7,814	$4,344	$4,999	$5,559

Ratio of earnings to fixed charges	*	*	*	*	*

* Deficiency of earnings available to cover fixed charges	$(14,892)	$(12,302)	$(10,090)	$(17,604)	$(19,244)

(1)	One-third of rent expense is the portion deemed representative of the interest factor